SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Translation of registrant’s name into English)

Trintech Group PLC

Block C, Central Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Company contact is:

Joseph Seery

Block C, Central Park

Leopardstown

Dublin 18, Ireland

Tel: +353 1 293 9840

Fax: +353 1 293 9841

Email: joseph.seery@trintech.com

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Trintech Group PLC

Form 6-K

On November 2, 2010, Trintech Group PLC announced that it had confirmed that the dates for an Extraordinary General Meeting of the company and a High Court convened meeting of the company to consider a proposed acquisition of Trintech by Cerasus II Limited have now been set. A copy of the press release relating to such announcement is attached hereto as Exhibit 99.10 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Joseph Seery
Joseph Seery
Vice President Finance, Group

Dated: November 4, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.10	Press Release issued by Trintech Group Plc, dated November 2, 2010

Exhibit 99.10

Statement by Trintech Group Plc

Trintech Group Plc sets EGM date of 29 November 2010 to

consider proposed Acquisition

Tuesday 2 November 2010. Trintech Group Plc (NASDAQ: TTPA), a leading global provider of integrated financial governance, risk management and compliance (GRC) software solutions, has confirmed that the dates for an EGM of the company and a High Court convened meeting of the company to consider a proposed acquisition of Trintech by Cerasus II Limited have now been set.

The EGM will take place at Bewley’s Hotel, Central Park, Leopardstown, Dublin 18, Ireland on 29 November 2010 at 11:30 hrs (Irish Standard Time). The Extraordinary General Meeting is being held to seek shareholder approval for the proposed acquisition. It is proposed that Trintech will reduce the issued share capital of the company by cancelling the existing shares and will then issue an equal number of new shares to the acquirer and/or its nominees.

In addition to the EGM, the plans for the proposed scheme of arrangement will require a High Court convened meeting of shareholders which will also take place on 29 November 2010 at the same address at 11:00 hrs (Irish Standard Time). The High Court convened meeting is required because the proposed acquisition is being effected by means of a scheme of arrangement under the Irish Companies Acts.

Shareholders and ADS holders will receive explanatory documentation relating to the scheme of arrangement, together with notice of the meetings, in due course.

Any enquiries relating to this press release should be directed to the Company’s financial advisor at:

William Blair & Company

222 West Adams Street, Chicago, Illinois 60606

DDaul@williamblair.com

312.236.1600

About Trintech Group

Trintech Group Plc (NASDAQ: TTPA) is a leading global provider of integrated financial governance, risk management, and compliance (GRC) software solutions for commercial, financial, and healthcare markets. Trintech’s recognised expertise in reconciliation process management, financial data aggregation, revenue and cost cycle management, financial close, reporting, risk management, and compliance enables customers to gain greater visibility and control of their critical financial processes leading to better overall business performance.

For more information on how Trintech can help you increase confidence in business performance and reduce financial risk, please contact us online at www.trintech.com or at our principal business office in Addison, Texas, or through an international office in Ireland, the United Kingdom, or the Netherlands.

Trintech • 15851 Dallas Parkway, Suite 900 • Addison, TX 75001 • Tel 1 972 701 9802

Trintech UK Ltd. • Warnford Court, 29 Throgmorton St. • London EC2N2AT, UK • Tel +44 (0) 20 7628 5235

Trintech Technologies • Block C, Central Park • Leopardstown, Dublin 18, Ireland • Tel +353 1 293 9840

Trintech • Cypresbaan 9 • 2908 LT Capelle a/d Ijssel, The Netherlands • Tel +31 (0) 10 8507 474

This announcement does not constitute an offer or recommendation to purchase, sell, subscribe for or exchange or an invitation to purchase, sell, subscribe for or exchange any securities or the solicitation of any note or approval in any jurisdiction pursuant to the proposed acquisition or otherwise. Any decision in relation to the scheme of arrangement and related proposals should be made only on the basis of the related documentation as and when issued.

The Directors of Trintech Group plc accept responsibility for the information contained in this announcement. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any person interested in 1% or more of any class of relevant securities of Trintech Group plc (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act 1997, Takeover Rules, 2007 (as amended) effective from the commencement of the offer period (being 21 September 2010).

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Panel’s website at www.irishtakeoverpanel.ie or contact the Panel on telephone number +353 (0)1 678 9020; fax number +353 (0)1 678 9289.

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Trintech Press Contact:

Dallas: Dave Tomlinson - Director, Marketing

Tel. +1 972 739-1611. Email: dave.tomlinson@trintech.com

This announcement has been issued through the Companies Announcement Service of

The Irish Stock Exchange